FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                 April 15, 2001

                                 Globo Cabo S.A.
                    (Exact Name as Specified in its Charter)


                                 Globo Cabo Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GLOBO CABO S.A.


By: ________________________________
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer


Date: April 15, 2002

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Globo Cabo are merely projections and, as such, are based exclusively on the expectations of Globo Cabo management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice

                     EXTRAORDINARY GENERAL MEETING SUMMONING

     The stockholders of GLOBO CABO S.A. are summoned to participate in the extraordinary general meeting, to be held on May 2, 2002, at 11:00 am (Brazil
Time), at the Company's headquarters on Rua Verbo Divino, 1356, 1st floor, in the capital city of the State of Sao Paulo, to deliberate on:

 1. The approval of the Company's enrollment in the differentiated share listing named Nivel 2 (Level 2), created by the Sao Paulo Stock Exchange (BOVESPA), as well as the Company's adherence to BOVESPA's Regulation of Corporate Governance Practices - Level 2.

 2. The reverse split of each block of 10 shares issued by the Company into a single share to be issued by the Company.

 3. Changing the authorization for capital increase limit of the Company, regardless of changes in the by-laws, adding up to 1,578,000,000 voting shares and up to 2,092,000,000 non-voting shares, all nominative and with no face value, seeking to make a primary public offering of voting shares and non-voting shares to be issued by the Company, via deliberation of the Company's Board of Directors.

 4. Authorizing the Company's management to hire one or more financial institutions, duly authorized to operate in the Brazilian capital market, as well as external consultants so as to enable the primary public offering of shares to be issued by the Company.

 5. Changing the by-laws of the company in order to: (i) make necessary changes in the by-laws so as to adequate it to the Regulation of Corporate Governance Practices - Level 2, according to item 1 of this Summoning, including the obligation that an eventual sale of the company's controlling stake can only be contracted if the buyer makes a public offering of the remaining shares of the company, assuring other shareholders equal treatment to that given to the seller, as stated in the Company's by-laws available at the Company's headquarters; and (ii) the reverse split of each block of 10 shares issued by the Company into a single share to be issued by the Company, without changing the capital, in compliance to item 2 of these by-laws.

The stockholders taking part of the Custody of Nominative Shares of the Stock Exchange who wish to attend this Meeting must present the issued statement 48 (forty-eight) hours prior the Meeting's opening, containing the stockholder's respective stake, provided by the custodian institution.


                            Sao Paulo, April 15, 2002

                             Roberto Irineu Marinho
                       Chairman of the Board of Directors